Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 47-I dated October 18, 2006	Term Sheet No. 1 Product Supplement no. 47-I Registration Statement No. 333-130051 Dated October 18, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Lookback Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index due October 21, 2010

General

  The notes are designed for investors who seek an uncapped return of 1.11 times the greater of the appreciation of a weighted basket of international indices measured one year prior to maturity and at maturity. Investors should be willing to forgo interest and dividend payments and be willing to lose up to 85% of their principal if the Basket declines on both dates.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 21, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about October 19, 2006, and are expected to settle on or about October 24, 2006.

Key Terms

Basket:

The notes are linked to a basket consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50®, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index (each a “Basket Index” and, together, the “Basket Indices”).

Index Weightings:

The Nikkei Weighting is 25%, the EURO STOXX Weighting is 25%, the FTSE Weighting is 25%, the BRIC Weighting is 20% and the CECEEUR Weighting is 5% (each an “Index Weighting” and, collectively, the “Index Weightings”), respectively, of the value of the Basket.

Upside Leverage Factor:	1.11
Buffer Amount:	15%, which results in a minimum payment at maturity of $150 per $1,000 principal amount note.
Payment at Maturity:

If the Lookback Basket Level or the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.11. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return x 1.11)]

Your principal is protected against up to a 15% decline in the Basket. If the Lookback Basket Level and the Ending Basket Level decline from the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the greater of the Lookback Basket Level and the Ending Basket Level declines from the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15%. Accordingly, if the Basket Return is negative, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return+ 15%)]
If the Lookback Basket Level and the Ending Basket Level decline from the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Basket Return:	The greater of: Lookback Basket Level – Starting Basket Level Starting Basket Level and Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about October 19, 2006.
Lookback Basket Level:	The Basket Closing Level on the Lookback Observation Date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:

100 x [1 + (the Nikkei Return * the Nikkei Weighting) + (the EURO STOXX Return * the EURO STOXX Weighting) + (the FTSE Return * the FTSE Weighting) + (the BRIC Return * the BRIC Weighting) + (the CECEEUR Return * CECEEUR Weighting)]

The Nikkei Return, the EURO STOXX Return, the FTSE Return, the BRIC Return and the CECEEUR Return are the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the pricing date to the respective index closing level on the Observation Date. The Nikkei Starting Level, the EURO STOXX Starting Level, the FTSE Starting Level, the BRIC Starting Level and the CECEEUR Starting Level will be the closing level of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index, respectively, on the pricing date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 47-I.

Lookback Observation Date†:	October 19, 2009
Ending Observation Date†:	October 18, 2010
Maturity Date†:	October 21, 2010
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 47-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 47-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 47-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The actual commission received by JPMSI will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $35.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-40 of the accompanying product supplement no. 47-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 18, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 47-I dated October 18, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 47-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 47-I dated October 18, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003185/e25323_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL —The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.11. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket as measured by the greater of the Basket Closing Level on the Lookback Observation Date and the Basket Closing Level on the Ending Observation Date. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in both the Lookback Basket Level and the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the greater of the Lookback Basket Level and the Ending Basket Level declines by more than 15%, for every 1% decline beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  PAYMENT AT MATURITY BASED ON THE GREATER OF THE BASKET CLOSING LEVEL APPROXIMATELY THREE YEARS AND APPROXIMATELY FOUR YEARS AFTER THE ISSUE DATE — Your payment at maturity will be determined based on the greater of the Basket Closing Level on the Lookback Observation Date, which is approximately three years after the issue date of the notes, and the Basket Closing Level on the Ending Observation Date, which is three business days prior to the four year maturity of the notes. Accordingly, you will receive a greater payment at maturity if the level of the Basket in the final year of the notes declines and stays below the Lookback Basket Level than you would have received if you had invested in notes without a Lookback feature.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a basket consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone.The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The S&P BRIC 40 Index consists of 40 stocks from the emerging markets of Brazil, Russia, India and China. The CECEEUR Index consists of 27 stocks that are located on one of three sub-indices — the Czech Traded Index, the Hungarian Traded Index or the Polish Traded Index. For additional information about the Basket and each Basket Index, please see “The Nikkei 225 Index”, “The Dow Jones EURO STOXX 50® Index”, “The FTSE™ 100 Index”, “The S&P BRIC 40 Index” or “The CECEEUR Index” in the accompanying product supplement no. 47-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 47-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year prior to maturity, sale or any “deemed” disposition, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 47-I dated October 18, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the greater of the Lookback Basket Level and Ending Basket Level, as compared to the Starting Basket Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  THE LOOKBACK BASKET LEVEL WILL BE DETERMINED ON A SINGLE DAY — The Lookback Basket Level will be determined on a single day approximately three years after the issue date of the notes and, therefore, does not

JPMorgan Structured Investments —
Lookback Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index

TS-1
  provide you with a payment at maturity linked to the highest level of the Basket during the final year of the term of the notes. Because your payment at maturity will be based either on the Ending Basket Level, which will be determined on a single day near the four-year maturity of the notes, or on the Lookback Basket Level, which will be determined on a single day approximately three years after the issue date of the notes you may not receive the benefit of the full appreciation or highest level of the Basket during the final year of the term of the notes.
  THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE NIKKEI 225 INDEX, THE DOW JONES EURO STOXX 50® INDEX, THE FTSE™ 100 INDEX OR THE CECEEUR INDEX — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Nikkei 225 Index, the Dow Jones EURO STOXX 50®Index and the FTSE™ 100 Index are based, or for the exchange rate fluctuations between the U.S. dollar and the euro with respect to the CECEEUR Index, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar or euro over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  SOME OF THE COMPONENTS OF THE BASKET, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the stocks composing the S&P BRIC 40 Index are converted into dollars for the purposes of calculating the value of the S&P BRIC 40 Index, and the prices of the stocks composing the CECEEUR Index are converted into euros for purposes of calculating the value of the CECEEUR Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the S&P BRIC 40 Index and the CECEEUR Index. Your net exposure will depend on the extent to which the currencies of the stocks composing the S&P BRIC 40 Index strengthen or weaken against the U.S. dollar and the extent to which the currencies of the stocks composing the CECEEUR Index strengthen or weaken against the euro. If, taking into account such weighting, the dollar or the euro strengthens against the respective component currencies, the value of the applicable Basket Index will be adversely affected and the payment at maturity of the notes may be reduced.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar, the euro, the Japanese yen, the U.K. pound, the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, and the correlation between those rates and the levels of the S&P BRIC 40 Index and the CECEEUR Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Lookback Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index

TS-2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes, which is based on the greater of the Lookback Basket Level and the Ending Basket Level. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Lookback Basket Level (Year 3)	Ending Basket Level (Year 4)	Basket Return	Total Return

180	120	80.00%	88.80%
90	160	60.00%	66.60%
150	110	50.00%	55.50%
140	140	40.00%	44.40%
125	130	30.00%	33.30%
110	120	20.00%	22.20%
110	75	10.00%	11.10%
100	105	5.00%	5.55%
100	100	0.00%	0.00%
90	95	-5.00%	0.00%
90	50	-10.00%	0.00%
80	85	-15.00%	0.00%
60	80	-20.00%	-5.00%
70	60	-30.00%	-15.00%
40	60	-40.00%	-25.00%
50	50	-50.00%	-35.00%
40	20	-60.00%	-45.00%
10	30	-70.00%	-55.00%
0	20	-80.00%	-65.00%
10	0	-90.00%	-75.00%
0	0	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket remains flat between the pricing date and the Lookback Observation Date but increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105, which is the greater of the Lookback Basket Level and the Ending Basket Level, is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,055.50 per $1,000 principal amount note calculated as follows:

Payment at maturity per $1,000 principal amount note = $1,000 + [$1,000 x (5% x 1.11)] = $1,055.50

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to a Lookback Basket Level of 80 and an Ending Basket Level of 85.
Because the Ending Basket Level of 85, which is the greater of the Lookback Basket Level and the Ending Basket Level, is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to a Lookback Basket Level of 110 and decreases from a Starting Basket Level of 100 to an Ending Basket Level of 75.
Because the Lookback Basket Level of 110, which is the greater of the Lookback Basket Level and the Ending Basket Level, is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,111.00 per $1,000 principal amount note, even though the Ending Basket Level of 75 is less than the Starting Basket Level of 100, calculated as follows:

Payment at maturity per $1,000 principal amount note = $1,000 + [$1,000 x (10% x 1.11)] = $1,111.00

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to a Lookback Basket Level of 70 and an Ending Basket Level of 60.
Because the Lookback Basket Level of 70, which is the greater of the Lookback Basket Level and the Ending Basket Level, is less than the Starting Basket Level of 100, the Basket Return is negative and the investor will receive a payment at maturity of $850 per $1,000 principal amount note calculated as follows:

Payment at maturity per $1,000 principal amount note = $1,000 + [$1,000 x (-30% + 15%)] = $850

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to a Lookback Basket Level of 0 and an Ending Basket Level of 0.
Because the Lookback Basket Level of 0 and the Ending Basket Level of 0 are less than the Starting Basket Level of 100, the Basket Return is negative and the investor will receive a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the 15% Buffer Amount calculated as follows:

Payment at maturity per $1,000 principal amount note = $1,000 + [$1,000 x (-100% + 15%)] = $150

JPMorgan Structured Investments —
Lookback Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index

TS-3

Historical Information

The following graphs show the weekly performance of the Nikkei 225 Index, Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, and the CECEEUR Index from January 5, 2001 through October 13, 2006, and the S&P BRIC 40 Index as well as the Basket as a whole for February 6, 2004 through October 13, 2006. The S&P BRIC 40 Index was officially launched by S&P on June 20, 2006, and S&P makes available hypothetical backtested historical data for the weekly performance of the S&P BRIC 40 Index back to February 6, 2004. The graph of the historical Basket performance assumes the Basket level on February 6, 2004 was 100 and the Index Weightings specified on the cover of this pricing supplement on that date. The closing level of the Nikkei 225 Index on October 18, 2006 was 16653. The closing level of the Dow Jones EURO STOXX 50® Index on October 18, 2006 was 3991.38. The closing level of the FTSE™ 100 Index on October 18, 2006 was 6150.40. The closing level of the S&P BRIC 40 Index on October 18, 2006 was 1823.58. The closing level of the CECEEUR Index on October 18, 2006 was 2363.80.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.

The performance of the S&P BRIC 40 Index, as well as the Basket, is based on hypothetical historical analysis and does not necessarily reflect the future performance of the S&P BRIC 40 Index. The method of calculation used for this back calculation and the method used to determine the S&P BRIC 40 closing level on the pricing date will be done in the same manner.

JPMorgan Structured Investments —
Lookback Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index

TS-4